                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 11-K

                   Annual Report Pursuant to Section 15(d) of
                       The Securities Exchange Act of 1934

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

         For the fiscal year ended     December 31, 2001
                                       ------------------

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

         For the transition period from ________________to  _________________

         Commission File Number 1-4547 (Unilever N.V.)

         A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                    SAVINGS PLAN FOR LEVER BROTHERS EMPLOYEES
                            REPRESENTED BY THE ICWUC

                          UNILEVER UNITED STATES, INC.
                                 390 PARK AVENUE
                            NEW YORK, NEW YORK 10022

         B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                 UNILEVER N.V.
                                   WEENA 455
                               3013 AL, ROTTERDAM
                                THE NETHERLANDS

                                  UNILEVER PLC
                                 UNILEVER HOUSE
                                  BLACK FRIARS
                                 LONDON EC4 PBQ
                                    ENGLAND

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Savings Plan for Lever Brothers Employees Represented by the ICWUC) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.




June 27, 2002                Savings Plan for Lever Brothers
                                      Employees Represented by the ICWUC


                                      By:    /s/ Stephen A. Pass
                                             ---------------------
                                             Stephen A. Pass
                                             Director of Benefits

Savings Plan for Lever Brothers
Employees Represented by the ICWUC
Financial Statements
As of and for the years ended
December 31, 2001 and 2000

Savings Plan for Lever Brothers
Employees Represented by the ICWUC
Index
-----------------------------------------------------------------------------


                                                                      Page(s)

Report of Independent Accountants                                         1

Financial statements:
   Statement of Net Assets Available for Plan Benefits
      as of December 31, 2001 and 2000                                    2

   Statement of Changes in Net Assets Available for Plan Benefits
      for the Years Ended December 31, 2001 and 2000                      3

Notes to financial statements                                            4-11

                        Report of Independent Accountants


To the Participants and Administrator of the Savings Plan for Lever Brothers Employees Represented by the ICWUC:


In our opinion, the accompanying statements of net assets available for plan benefits and the related statements of changes in net assets available for plan benefits present fairly, in all material respects, the net assets available for plan benefits of the Savings Plan for Lever Brothers Employees Represented by the ICWUC (the "Plan") at December 31, 2001 and 2000, and the changes in net assets available for plan benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America which require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.


/s/ PricewaterhouseCoopers LLP
------------------------------
PricewaterhouseCoopers LLP

June 7, 2002

Savings Plan for Lever Brothers                                               2
Employees Represented by the ICWUC
Statement of Net Assets Available for Plan Benefits
As of December 31, 2001 and 2000
-------------------------------------------------------------------------------


                                                        2001             2000
Assets

Investment in the Unilever
  United States, Inc.
  Master Savings Trust                             $ 87,651,157     $106,219,415

Receivables:
  Company contributions                                  13,832           17,141
  Employee contributions                                 32,357           42,155
                                                   ------------     ------------


     Total assets                                    87,697,346      106,278,711
                                                   ------------     ------------

Liabilities

  Administrative expenses payable                        11,771           20,449
                                                   ------------     ------------

     Total liabilities                                   11,771           20,449
                                                   ------------     ------------

Net assets available for plan benefits             $ 87,685,575     $106,258,262
                                                   ============     ============


   The accompanying notes are an integral part of these financial statements.

Savings Plan for Lever Brothers                                               3
Employees Represented by the ICWUC
Statement of Changes in Net Assets Available for Plan Benefits
For the Years Ended December 31, 2001 and 2000
--------------------------------------------------------------------------------


                                                     2001             2000

Additions:
  Contributions from participants              $   2,596,975    $   3,194,239
  Contributions from employers                       903,890        1,123,667
  Rollover contributions                             435,224          527,801

Earnings from investments:
  Interest                                         3,361,508        3,937,023
  Dividends                                          450,620        1,926,698
  Change in unrealized net depreciation           (4,869,612)      (8,297,943)
  Realized net (loss)/gain on sale
    of investments                                  (675,721)       2,033,814
                                               -------------    -------------

          Total additions                          2,202,884        4,445,299
                                               -------------    -------------

Deductions:
  Distributions to participants or
    their beneficiaries                           20,714,822       17,567,215
  Administrative expenses                             41,340           51,712
  Transfer of plan assets to affiliated plan          19,409             --
                                               -------------    -------------

          Total deductions                        20,775,571       17,618,927
                                               -------------    -------------

          Net deductions                         (18,572,687)     (13,173,628)

Net assets available for plan benefits,
  beginning of year                              106,258,262      119,431,890
                                               -------------    -------------
          Net assets available for plan
            benefits, end of year              $  87,685,575    $ 106,258,262
                                               =============    =============


   The accompanying notes are an integral part of these financial statements.

Savings Plan for Lever Brothers                                               4
Employees Represented by the ICWUC
Notes to Financial Statements
--------------------------------------------------------------------------------

1.       Description of the Plan

         The Savings Plan for Lever Brothers Employees Represented by the ICWUC (the "Plan") is a defined contribution plan and is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). Assets of the Plan along with other assets from defined contribution plans sponsored by Unilever United States, Inc. (the "Company" or "UNUS") are maintained in the Unilever United States, Inc. Master Savings Trust (the "Trust"). The following brief description of the Plan is provided for general information purposes only. Participants should refer to the Summary Plan Description for more complete information.

         Eligibility

         All employees of Lever Brothers Company (the "Company"), a division of Conopco, Inc., which is a subsidiary of Unilever United States, Inc. ("UNUS"), represented by the International Chemical Workers Union ("ICWUC") are eligible to become participants of the Plan after the accumulation of 30 days of work or the completion of 90 days of continuous service.

         Contributions

         Plan participants are permitted to make voluntary contributions of 1% to 15% of their compensation to the Plan through payroll deductions on an after-tax basis, a before-tax basis or a combination of both, provided that the maximum participant contributions to the before-tax savings and after-tax accounts do not exceed 18%. After-tax contributions are deposited in an "after-tax account" and before-tax contributions, representing 401(k) contributions, are deposited in a "before-tax account". Before-tax contributions are limited to $10,500 for 2001 and 2000.

         Effective March 14, 2000, the Plan was amended to provide a Company match based upon the following, provided such amount does not exceed 6% of the participant's base compensation:

                          Participant
                         Contribution    Company Match
                              1%             1  %
                              2              2
                              3              2.5
                              4              3
                              5              3.5
                              6              4


         These contributions are deposited in a "company matching account". All contributions are deposited in the Unilever United States, Inc. Master Savings Trust (the "Trust") maintained by the trustee.

         Vesting

         Participants are fully vested in their contributions to their after-tax and before-tax accounts as well the earnings thereon. Participants are fully vested in all Company matching contributions.

         Forfeitures

         Forfeitures are used to reduce future company matching contributions. As of December 31, 2001 and 2000, forfeited accounts totaled approximately $0 and $226,250, respectively. The forfeited accounts were fully utilized to reduce the employer contributions in 2000.

Savings Plan for Lever Brothers                                               5
Employees Represented by the ICWUC
Notes to Financial Statements
--------------------------------------------------------------------------------


         Withdrawals and Distributions

         During employment, participants may withdraw all or part of their after-tax account and earnings thereon. In addition, upon termination of employment, participants are entitled to all of their after-tax account, their before-tax savings account and their vested company matching account and earnings thereon.

         Retirees of the Retirement Plan for Lever Brothers Employees Represented by the ICWUC, which is a separate plan maintained by the Company, may rollover their lump-sum distributions to the Plan to be invested until they attain age 70-1/2 at which time IRS regulations require minimum distributions to be made. Terminated participants may opt to leave their account balance invested in the Plan until they attain age 70-1/2.

         Participants may apply to the Benefits Administration Committee for a financial hardship withdrawal of up to 100% of the value of their after-tax and before-tax accounts, prior to attaining age 59-1/2, provided the withdrawal does not exceed the amount of the hardship.

         Terminated participants may opt to leave their account balance invested in the Plan until they attain age 70-1/2. Prior to October 1, 1999, upon termination of service, that portion of a participant's company matching account which is not vested will be forfeited.

         Investments

         Participants have the option to invest in any of nine funds including the PRIMCO Interest Income Fund, BT Pyramid Equity Index Fund, Fidelity Magellan Fund, PIMCO Total Return Fund, Fidelity Equity Income Fund, Harbor Capital Appreciation Fund, Capital Guardian International Equity Fund, JP Morgan Select Small Company Fund, and the Unilever N.V. Stock Fund. At the participant's discretion, Company matching contributions are invested in any of these nine funds.

         A description of each investment fund is as follows:

         o The PRIMCO Interest Income Fund is primarily invested in guaranteed investment contracts ("GICs") issued by certain insurance companies and synthetic guaranteed investment contracts wrapped by certain banks and insurance companies. The investment contracts are fully benefit responsive investment contracts and provide for a certain return for a specified period of time. The crediting interest rates at December 31, 2001 for the contracts range from 4.19% to 8.18%.

         o The BT Pyramid Equity Index Fund invests primarily in stocks that comprise the S&P 500 Index.

         o The Fidelity Magellan Fund invests in stocks and other securities (may include up to 20% in bonds) of a variety of large and medium sized companies in a variety of industries (both domestic and foreign).

         o The PIMCO Total Return Fund invests in government, corporate, mortgage-backed, and foreign securities with an overall portfolio duration averaging 3 to 6 years.

         o The Fidelity Equity Income Fund mainly invests in dividend-paying common and preferred stocks, particularly of large, established companies with favorable prospects for both income and dividends and capital growth.

Savings Plan for Lever Brothers                                               6
Employees Represented by the ICWUC
Notes to Financial Statements
--------------------------------------------------------------------------------


         o The Harbor Capital Appreciation Fund invests mainly in common stocks of domestic companies with market capitalizations of at least $1 billion, which exhibit above-average earnings growth potential.

         o The Capital Guardian International Equity Fund invests primarily in foreign stocks in developed markets and stocks of emerging markets.

         o The JP Morgan Select Small Company Fund mainly invests in common stocks of small companies with market capitalizations of less than $1.2 billion.

         o The Unilever N.V. Stock Fund is invested in shares of Unilever N.V. stock. Unilever N.V. is the ultimate parent of Unilever United States, Inc.

         Loans to Plan Participants

         At the request of Plan participants, loans are permitted up to the lesser of $50,000 or one-half of the participants' vested interest in all of their accounts (less any outstanding loans), excluding any amounts held in the Unilever N.V. Stock Fund. Loans bear interest at a fixed rate based on the Wall Street Journal published prime rate plus one percent, adjusted quarterly. Loans relating to the acquisition, construction, or reconstruction of a participant's principal residence are to be repaid, in monthly installments, within fifteen years. This period will be automatically reduced to five years if certain administrative requirements are not fulfilled within six months of loan issuance. All other loans are required to be repaid, in monthly installments, within five years.

         Termination

         Upon termination of employment, participants are entitled to all of their vested balances.

         Terminated employees whose vested balances exceed $5,000 at termination may elect to leave their account balances in the Plan until they so request them or attain the age of 70-1/2 at which time IRS regulations require minimum distributions to be made. Failure to make a voluntary election to defer payment will result in a total distribution of vested Plan balances at age 65. Terminated employees whose vested balances are under $5,000 will be subject to an involuntary distribution.

         While the Company has not expressed any intent to discontinue its contributions or terminate the Plan, it is free to do so at any time. In the event such discontinuance results in the termination of the Plan, the amount in each member's account becomes fully vested.

Savings Plan for Lever Brothers                                               7
Employees Represented by the ICWUC
Notes to Financial Statements
--------------------------------------------------------------------------------


         Other

         At December 31, 2001 and 2000, there were 653 and 788 participants, respectively, some of whom elected to invest in more than one fund. Set forth below is the number of participants investing in each fund.

                                                                 December 31,
                                                                 ------------
                                                                 2001    2000

          PRIMCO Interest Income Fund                            502     594
          BT Pyramid Equity Index Fund                           302     397
          Fidelity Magellan Fund                                 364     462
          PIMCO Total Return Fund                                 99      90
          Fidelity Equity Income Fund                            124     136
          Harbor Capital Appreciation Fund                       209     260
          Capital Guardian International Equity Fund             144     198
          JP Morgan Select Small Company Fund                    125     152
          Unilever N.V. Stock Fund                               244     317


         Administration

         The Plan provides that the Benefits Administration Committee is responsible for the general administration of the Plan.

2.       Summary of Significant Accounting Policies

         Basis of Accounting

         The Plan's financial statements have been prepared on the accrual basis of accounting in conformity with generally accepted accounting principles.

         Valuation of Trust Investments

         Shares of participation in the various funds, other than the Interest Income Fund and the Unilever N.V. Stock Fund are valued based on quoted market prices as of the last business day of the year. Unilever N.V. Stock in the Unilever N.V. Stock Fund is valued at market value based on its quoted market price as of the last business day of the year.

         The guaranteed investment contracts and the synthetic guaranteed investment contracts in the Interest Income Fund are stated at contract value, which approximates fair value.

         Investment Transactions and Investment Income of the Trust
         Dividend income is recorded on the ex-dividend date. Income from other investments is recorded as earned on an accrual basis. The average cost basis is used in determining gain or loss on Trust investments sold.

         Purchases and sales of securities are reflected as of the trade date.

         Benefit Payments

         Benefit payments are recorded when paid.

Savings Plan for Lever Brothers                                               8
Employees Represented by the ICWUC
Notes to Financial Statements
--------------------------------------------------------------------------------

         Administrative Expenses

         Investment management fees for all funds, excluding the Unilever N.V. Stock Fund, are paid by the Plan. All other administrative expenses are paid by the Company.

         Use of Estimates

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. These significant estimates include the market values of investments. Actual results could differ from those estimates.

         Risks and Uncertainties

         The Plan provides for various investment options in any combination of stocks, bonds, fixed income securities, mutual funds, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statement of net assets available for plan benefits and the statement of changes in net assets available for plan benefits.

         The Trust is exposed to credit loss in the event of non-performance by the companies with whom guaranteed investment contracts are placed. However, the Plan administrator does not anticipate non-performance by these companies. The Plan administrator believes that the risk to the Trust portfolio from credit loss is not material due to the diversified nature of the assets held.

         New Accounting Pronouncements

         In June 1998, the Financial Accounting Standards Board (FASB) issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS No. 133), as amended. SFAS No. 133 requires that an entity recognize all derivative instruments and measure those instruments at fair value.

         The Plan was required to adopt SFAS No. 133 effective January 1, 2001. Management initially was unable to determine the impact of SFAS No. 133 on the Plan financial statements as a result of the inconsistency in accounting literature between SFAS No. 133, requiring derivative instruments to be measured at fair value and the AICPA Audit and Accounting Guide on "Audits of Employee Benefit Plans" and Statement of Position 94-4, "Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined-Contribution Pension Plans," (SOP 94-4) requiring benefit responsive investment contracts (including synthetic GICs) held by defined-contribution pension plans to be measured at contract value.

         In October 2001, the Derivatives Implementation Group (DIG) of the FASB tentatively released Implementation Issue C19 (DIG C19), which provides that fully benefit responsive investment contracts accounted for under either paragraph 4 or 5 of SOP 94-4 are not subject to SFAS No. 133. The tentative guidance included in DIG C19 has been incorporated into an exposure draft of the amendment of FAS 133. Although this amendment project has yet to be finalized, management believes that it provides the most relevant accounting guidance for fully benefit responsive investment contracts held by defined-contribution pension plans. Accordingly, the Plans have measured all fully benefit responsive investment contracts at contract value at December 31, 2001 and 2000. The FAS 133 amendment project is expected to be finalized during 2002. The Plans hold no other material derivative financial instruments at December 31, 2001 or 2000.

Savings Plan for Lever Brothers                                               9
Employees Represented by the ICWUC
Notes to Financial Statements
--------------------------------------------------------------------------------


3.       Tax Status of the Plan

         The Plan received a favorable tax determination letter, effective August 22, 1995, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

4.       Investment Held by the Trust

         The Trust primarily comprises the assets of the following plans:

         o  Unicare Savings Plan

         o  Savings Plan for Lever Brothers Employees Represented by the ICWUC

         o Thrift and Savings Plan for "Certain" Employees of Lever Brothers Company

         The plans listed above comprise approximately 99% of the investments held by the Trust as of December 31, 2001 and 2000. The Trust also holds investments for a number of other Plans sponsored by subsidiaries of Unilever United States, Inc. The Plan has an undivided interest in certain assets of the Trust and sole interests in other assets of the Trust. Certain investment assets of the Trust and related earnings are allocated to the Plans participating in the Trust based upon the total of each individual participant's share of the Trust. On an overall basis, the Plan has an 6% interest in the investments of the Trust as of December 31, 2001 and 2000, respectively.

         The Plan's approximate share of investments held by the Trust at December 31, 2001 and 2000 were as follows:

                                                          2001    2000

          Short-Term Investment Fund                       10%     11%
          Mutual Funds                                      4       5
          Guaranteed Investment Contracts                  10      11
          Synthetic Guaranteed Investment Contracts        10      11
          Unilever N.V. Stock Fund                          6       7
          Loan Fund                                         6       7

Savings Plan for Lever Brothers                                               10
Employees Represented by the ICWUC
Notes to Financial Statements
--------------------------------------------------------------------------------


         At December 31, 2001 and 2000, the financial position of the Trust was as follows:

                                                                 2001            2000
          Assets:
            Investments at fair value:
              Short-term investment fund
                (cost approximates fair value)             $   23,726,778   $   18,376,148
              Mutual funds (cost $769,102,302 and
                $833,809,034)                                 764,762,887      930,621,594
              Guaranteed investment contracts
                (cost approximates contract value)             60,459,687      121,845,652
              Synthetic guaranteed investment contracts
                (cost approximates contract value)            435,615,806      354,286,716
              Unilever N.V. stock fund (cost $34,543,297
                and $ 36,639,805)                              45,426,090       54,124,433
              Other investments:
                Loans to participants                          28,703,574       31,423,142
                                                           --------------   --------------

                  Total net investments                    $1,358,694,822   $1,510,677,685
                                                           ==============   ==============


         The changes in the Trust net assets for the years ended December 31, 2001 and 2000 were as follows:

                                                                   2001              2000
          Additions:
            Contributions from participants                 $    57,700,320    $    60,143,050
            Contributions from employer net
              of forfeitures                                     25,555,536         26,703,423
            Rollover contributions                               24,852,113         19,667,468
            Transfer of plan assets from other plans                   --           76,339,834
            Transfer of plan assets from
              affiliated plan                                        19,409               --
          Earnings from investments:
            Interest                                             33,758,960         34,354,490
            Dividends                                            13,679,947         48,332,840
          Change in unrealized net depreciation                (107,331,337)      (189,918,856)
          Realized net (loss)/gain on sale
            of investments                                      (11,823,870)        46,825,196
                                                            ---------------    ---------------
               Total additions                                   36,411,078        122,447,445
          Deductions:
            Distributions to participants or
              their beneficiaries                               154,352,282        178,336,511
            Administrative expenses                                 674,439            814,307
            Transfer of Plan assets to unaffiliated Plans        33,367,220               --
                                                            ---------------    ---------------
               Total deductions                                 188,393,941        179,150,818
                                                            ---------------    ---------------
               Net deductions                                  (151,982,863)       (56,703,373)
          Net assets:
            Beginning of year                                 1,510,677,685      1,567,381,058
                                                            ---------------    ---------------
            End of year                                     $ 1,358,694,822    $ 1,510,677,685
                                                            ===============    ===============

Savings Plan for Lever Brothers                                               11
Employees Represented by the ICWUC
Notes to Financial Statements
--------------------------------------------------------------------------------


         The net appreciation (depreciation) of investments held in the Trust by fund, which consists of the realized gains (losses) and the unrealized appreciation (depreciation) on these investments for the years ended December 31, 2001 and 2000 was as follows:

                                                   2001               2000

          Investments at fair value as
            determined  by quoted
            market prices:
              Mutual funds                   $ (114,735,571)   $ (151,540,031)
              Unilever N.V. stock                (4,419,636)        8,446,371
                                             --------------    --------------

                   Net depreciation          $ (119,155,207)   $ (143,093,660)
                                             ==============    ==============


                                                        December 31,
                                                    2001            2000

          Mutual Funds                          764,762,887     $ 930,621,594
          Guaranteed Investment Contracts        60,459,687       121,845,652
          Synthetic Guaranteed
            Investment Contracts                435,615,806       354,286,716


5.       Transactions with Related Parties and Parties-in-Interest

         The Unilever N.V. Stock Fund invests in shares of Unilever N.V. Stock. This fund is designed as a means for employees to participate in the potential long-term growth of Unilever.

         Certain Plan investments consist of units in investment funds managed by Fidelity. Fidelity owns these investment funds, and is a party-in-interest as defined by ERISA. In the opinion of the Plan administrator, fees paid during the year for services rendered by parties-in-interest were based on customary and reasonable rates for such services.

                                INDEX OF EXHIBITS
                                -----------------


Exhibit No.   Description
-----------   -----------

   23.1       Consent of PricewaterhouseCoopers LLP, Independent Accountants.